Exhibit 23 (h)(2)(g)

DREMAN VALUE MANAGEMENT, LLC

520 East Cooper Avenue, Suite 230-4

Aspen, Colorado 81611

January ___, 2008

Letter Agreement

To:

Dreman Contrarian Funds

c/o Unified Fund Services, Inc.

2960 North Meridian Street, Suite 300

Indianapolis, Indiana 46208

Re:	Dreman Contrarian All Cap Value Fund

Dear Ladies and Gentlemen:

Dreman Contrarian Funds, a Delaware statutory trust (the “Trust”), has appointed Dreman Value Management, LLC, a Delaware limited liability company (the “Advisor”), to serve as the investment adviser to the Trust’s Dreman Contrarian All Cap Value Fund (the “Fund”) pursuant to the Investment Advisory Agreement initially approved by the Board of Trustees on January ___, 2008.

From the date of this Letter Agreement through October 31, 2009, the Advisor hereby agrees to waive its management fee and/or reimburse certain Fund operating expenses, but only to the extent necessary to maintain the Fund’s net annual operating expenses, excluding brokerage fees and commissions, any 12b-1 fees, borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short), taxes, extraordinary expenses and any indirect expenses (such as expenses incurred by other investment companies in which the Fund may invest), at ______% of the average daily net assets of the Fund’s Retail Class Shares. Any waiver or reimbursement by the Advisor is subject to repayment by the Fund in the three fiscal years following the fiscal year in which the expense was incurred; provided that the Fund is able to make the repayment without exceeding the ______% expense limitation.

Very truly yours,
DREMAN VALUE MANAGEMENT, LLC

By:______________________________________________

Boris Onefater, Chief Financial Officer and
Chief Operating Officer
DREMAN CONTRARIAN FUNDS

By:______________________________________________

Boris Onefater, President